

PEARSON PLC

03 AUG -5 AM 7:21

80 STRAND



03024980

28 July 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   - ***FT.com subscription services wins new media age award***
   - ***BBC's Rageh Omaar signs a two-book deal…..***
   - ***FT.com wins award for best investigative reporting***
   - ***Fourth annual National School Change awards***
   - ***Pearson to announce its interim results for 6 months ending 30 June 2003***
   - ***Interactive Data Corporation reports its 2nd quarter results***
   - ***Recoletos announces its interim results***
   - ***Pearson announces its interim results for 6 months ending 30 June 2003***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

pp. Julia Casson
Company Secretary

dly 8/5

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9



Press releases



27 June 2003

FT.com Subscription Services wins New Media Age award

FT.com won the 'media' category at Thursday's annual New Media Age Effectiveness Awards, in London.

Judges described the site as : "A monster, the leader of all subscriptions, it sets the standard out there. Head and shoulders above the rest, nothing else could challenge it to first place."

FT.com launched subscription services in May 2002. With over 55,000 subscribers and over 3.5 million unique users, FT.com is now the world's most popular audited business website.

FT.com broke even in Q4 2002.

Tracy Corrigan, editor of FT.com, commented :

"FT.com has long been recognised for its excellent global business news, comment and analysis. In the last year, we have show that people are willing to pay for our distinctive content, and we are delighted that our success has been recognised by the industry,"

Notes

FT.com is the world's leading business information website, and the internet partner of the Financial Times. The site reflects the values and authority of the Financial Times newspaper, with the immediacy and interactivity of the internet. FT.com's 3.5 million unique monthly users generate 55 million monthly page views, delivering a premium audience to advertisers.

Further information:

Joanna Manning-Cooper + 44 20 7873 4447 or
joanna.manning-cooper@ft.com

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04 July 2003

BBC's Rageh Omaar signs a two-book deal with Penguin

After a spirited auction, Mary Mount, Editorial Director of Viking, has acquired two books by Rageh Omaar from Kate Jones at ICM Books. The first book, entitled *Revolution Day* will be Rageh Omaar's story of the recent Iraq war. During that conflict millions of people turned to Omaar for the quality of his reports from Baghdad. This will be the most important book to come out of the conflict. Omaar has reported from the region for several years and his proposal demonstrates his uniquely personal and insightful response both to the country and its people. It shows that he is not just a fine correspondent but also a terrific writer. Omaar's television and radio reports have secured his position among some of the finest correspondents of recent years and *Revolution Day* will be a vivid and resonant account of a conflict at the centre of modern politics that will be read by generations of readers for many years to come.

Rageh Omaar's second book will centre on Somalia, the land of his birth and will be a very personal book bringing together stories of exile, war, tradition and his own family.

Mary Mount commented: 'The proposals for both these books moved me greatly. Rageh Omaar writes beautifully and brings a compelling and impassioned perspective to this terrifying and controversial war. In both proposals he brings to life what it really feels like to live in a city under fire, and to survive in conditions of profound uncertainty. It is a huge privilege to be launching Rageh Omaar's literary career.'

Revolution Day will be published by Viking in hardback in March 2004 and as a Penguin paperback the following year.

For more information please contact Amelia Fairney, Publicity Director, on 020 7010 3247 or at Amelia.Fairney@penguin.co.uk

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FT

07 July 2003

FT.com Wins Award for Best Investigative Reporting

London - FT.com won the best investigative reporting category at the 2003 NetMedia European Online Journalism Awards last week. The accolade was given to FT.com's special report on weapons of mass destruction which was put together by a team of 15 journalists and production staff.

The major three-part investigation revealed the spread of nuclear, chemical and biological weapons in 35 key countries around the world, exposing who has what, suspected research programmes, missing stockpiles and striking ranges.

The awards were launched in 1999, and this year over a 1000 entries were put forward from across Europe. The competition was judged by 118 representatives from European media organisations and journalism schools.

Tracy Corrigan, editor of FT.com commented: "This award proves again that FT.com is an invaluable site for in depth news and analysis. The special weapons of mass destruction report is journalism at its best, and an outstanding achievement for the team involved."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 460,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.5 million unique monthly visitors, generating over 55 million page views.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business

newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - The FT Group is part of Pearson plc, the international media group.

Further information

Joanna Manning-Cooper: +44 (0) 207 873 4447
or
Lucy Ellison: +44 (0)20 7873 3119


PEARSON
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16 July 2003

Fourth annual National School Change awards

Presented to six U.S. schools for dramatic improvements in student outcomes. The award Includes $5,000 Grant, Local Awards Ceremony And Awards Presentation in NYC on July 17th.

NEW YORK, NY - Six schools across the U.S. have been chosen as winners of the Fourth Annual National School Change Award, which recognizes schools that have demonstrated significant change for the better. Fordham University Graduate School of Education, Pearson Education and the American Association of School Administrators (AASA) are joint sponsors of the Awards.

The winning schools are:

- Hillcrest High School, Queens, NY
- First Avenue Elementary School, Newark, NJ
- Sussex Technical High School, Georgetown, DE
- Havencroft Elementary School, Olathe, KS
- John H. Williams Elementary School #5, Rochester, NY
- North Twin Lakes Elementary School, Hialeah, FL (Miami)

The 2003 winners were chosen by a blue-ribbon committee from a pool of 72 nominees from 24 states. Each school had to meet at least 10 out of 16 criteria, demonstrating that they have experienced substantial change.

These school-wide changes, which are driven by the principals at their respective schools, must reflect sharp increases in student achievement as measured by both internal (portfolios, grades, etc.) and external (district, state or national exams/standards) evaluations. There must be documented increases in such criteria as high school graduation rates, college acceptances, job placements, etc., as well as school recognition and awards for improved performance.

"What we are most proud of is that over the course of the last four years, at least 250 schools from 39 different states have taken a serious look at themselves," said Lew Smith, Ed.D., Director of the School Change Awards and the Associate Dean for Program Development and Outreach at Fordham University's Graduate School of Education. "By recognizing where they were, where they are and where they're going, these schools will hopefully be armed with the knowledge and courage required to build better schools for tomorrow."

In addition to a $5,000 grant, the winning schools participate in an awards presentation held at Fordham's Lincoln Center campus in Manhattan on July 17. They will also take part in a major national research project focusing on school change, and

the six principals are attending the National Principals Leadership Institute, held at Fordham in July, where they will share stories with school leaders from across the country.

National School Change Awards Co-sponsors

AASA,
founded in 1865, is the professional organization for over 14,000 educational leaders across America and in many other countries. AASA's mission is to support and develop effective school system leaders who are dedicated to the highest quality public education for all children.

The Fordham University Graduate School of Education
ranked in the top fifty in the nation, is recognized for its excellent degree programs, research endeavors, innovative initiatives, wide range of partnerships, and strong presence in both non-public and public schools.

Pearson Education,
Educating 100 million people worldwide, Pearson Education is the global leader in integrated educational publishing. With brands such as Pearson Prentice Hall, Pearson Scott Foresman, Pearson Longman, Pearson Digital Learning, and many others, Pearson Education provides quality professional development, content, assessment tools and educational services in all available media to a worldwide marketplace, spanning the learning continuum from birth through college and beyond. Pearson Education is part of Pearson (NYSE: PSO), the international media company, whose primary operations also include the Financial Times Group and the Penguin Group.

Further information

Pearson Education
Rod Granger
212-782-3486
rod.granger@pearsoned.com

Fordham
Ryan Thompson
212-636-6538
rthompson@fordham.edu



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PE

21 July 2003

Pearson to announce its interim results for the six months ended 30 June 2003

Pearson will announce its interim results for the six months ended 30 June 2003 at 07:00 BST on Monday, 28 July 2003. Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, will hold a presentation for analysts and investors at 09:30 BST at the British Library Conference Centre on Euston Road, London.

Marjorie and Rona will also host a conference call for US analysts and investors at 15:00 BST (10:00am EDT). To participate, please call 1-888-273-9885 (toll free within the US) or +1 612-332-0725 if you are calling from outside the US. The conference call will also be available for playback over the telephone for seven days.

Video interviews with Marjorie and Rona and live audiocasts of the presentation and conference call will be available here on the day.

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24 July 2003

Interactive Data Corporation reports its 2nd quarter results

BEDFORD, Mass. - Interactive Data Corporation (NYSE: IDC) today announced results for the second quarter ended June 30, 2003.

Revenues increased 19.3% (or 17.2% before the effects of foreign exchange) to $111.5 million from $93.5 million for the second quarter of 2002. Net income rose 22.2% to $17.7 million, or $0.19 per diluted share, from $14.5 million, or $0.15 per diluted share, for last year's same period.

Stuart Clark, president and chief executive officer, commented "We were very pleased to once again deliver a strong financial performance, with net income growth of just over 22% for the second quarter and 29% for the first half of 2003. New sales in the second quarter continued to be strong across the company and, at the end of the half year, were at levels that were comparable to our new sales achievement for the equivalent period last year. This sales performance was driven by our higher value products, such as Fair Value Information, evaluated pricing of thinly traded securities, and the new Credit Risk module within our CMS BondEdge product.

"Against this success, the business climate we encountered remained one where many customers were under pressure to reduce costs, and this affected us through continued higher than usual levels of service cancellations and service downgrades, accompanied with a focus by customers on all areas of discretionary spending. Despite this very difficult business climate, we grew our revenues by 19.3% in the quarter, with the majority of that growth coming from the ComStock business that we acquired from Standard & Poor's on February 28, 2003. Renewal rates for our institutionally oriented business in the second quarter remained at the 95% level.

"As highlighted last quarter, our results now reflect all of the cost saving benefits envisioned from the Securities Pricing Service we acquired from Merrill Lynch on January 31, 2002. Our most recent acquisition, the ComStock business, is meeting our expectations and good progress is being made on all aspects of the integration process. Given the strength of our balance sheet and cash position, we continue to be well-placed to consider acquisition opportunities capable of accelerating the development of our business in areas of higher value products, relevant adjacent markets and geographic expansion."

Other Second Quarter Operating and Financial Highlights

-- The ComStock business contributed $15.5 million in revenues in the second quarter, which was in line with our expectations.

-- Overall, the FT Interactive Data business continued to generate much of the company's organic revenue growth through the sale of high value evaluated pricing services on thinly traded securities and from our Fair Value Information Service, which has now been implemented by 12 leading mutual fund and life insurance companies. In North America, revenue growth was just over 1%. This rate of growth was reduced from that of previous quarters due to higher than usual levels of service cancellations and service downgrades, accompanied with a focus by customers on all areas of discretionary spending. As anticipated, business conditions in Europe remained

challenging, with revenues growing 7% (but declining by approximately 3% before the effects of foreign exchange), from the comparable three-month period last year. Asia-Pacific grew approximately 22% (or just over 9% before the effects of foreign exchange), over the comparable three-month period in 2002.

-- CMS BondEdge revenues decreased by approximately 2% compared to the second quarter last year. For the first half of the year, CMS BondEdge revenues increased by 2.5% as compared to the same period in 2002. We achieved three new sales of the Credit Risk module in the second quarter.

-- eSignal revenues increased 11.3% compared to the same quarter last year. During the quarter, the number of subscribers to the newer, Internet-delivered product reached an all-time high of more than 42,000. As expected, revenues from broadcast-delivered products declined by $0.7 million.

-- Due to the ComStock acquisition, operating expenses for the second quarter rose by $11.7 million, or 19.1%, compared to the second quarter of 2002. Without the acquisition, operating expenses decreased by approximately 1% due to cost savings realized through the integration of the Securities Pricing Service.

Six Month Results

For the six months ended June 30, 2003, Interactive Data reported revenues of $210.9 million versus $182.9 million for the comparable period in 2002, an increase of 15.3%. Operating expenses rose 12.9%, or $15.5 million for the comparable period in 2002. Income from operations increased 28.3% from $45 million in the first six months of 2002 to $57.8 million for the comparable period in 2003. As a result, for the first six months of 2003, net income rose 29.0% to $36.0 million or $0.38 per diluted share from $27.9 million, or $0.30 per diluted share, for the comparable period in 2002.

As of June 30, 2003, Interactive Data Corporation had no outstanding debt and had cash and cash equivalents of $83.1 million. During the quarter, the company did not repurchase additional shares under its existing buyback program.

2003 Outlook

We previously indicated we expect revenue growth for 2003 to be on the lower end of a range between 18-21%, and earnings per share growth to be in the middle to higher end of a range between 15-19%. Given the continued softness in the markets we serve, as well as our need to invest in the integration of ComStock, we currently believe we are most likely to achieve revenue growth of approximately 17% and earnings per share growth in the middle of the 15-19% range. We continue to expect our effective tax rate for 2003 to be 38-39% and our 2003 capital expenditures to range between $21-$23 million. We continue to point out, however, that the worldwide economic recession and political conditions have had an adverse impact on the financial markets that we serve. Consequently, if such conditions or their impact worsen, our view of the company's 2003 outlook could change.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, July 24, at 11:00 a.m. Eastern Time to discuss the second quarter 2003 results and additional matters. The dial-in number for the call is 703-634-1052; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the company's web site at www.interactivedatacorp.com and through www.StreetEvents.com. To listen, please

register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available from July 24 at 2:00 p.m. through Thursday, July 31, 2003. The replay can be accessed by can be accessed by dialing 706-645-9291 or 800-642-1687, conference ID #1186779.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements include our statements regarding our ability to grow in difficult market conditions, our ability to accelerate the development of our business in areas of higher value products, relevant adjacent markets and geographic expansion through strategic acquisitions, our ability to successfully integrate and deliver synergies from strategic acquisitions, including ComStock, the anticipated sales opportunities and infrastructure savings we expect from the ComStock acquisition, expected revenue growth or declines, and all other statements discussing future financial conditions, results or projections, including those appearing under the heading "2003 Outlook." These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than us and their strategic response to our services and products; (ii) changes in technology, which could affect the competitiveness of our products and services; (iii) maintaining relationships with our key suppliers and providers of market data; (iv) a continuing slowdown or decline in activity levels in the securities markets, which could lower demand for our products and services; (v) the impact of the difficult worldwide economic and political conditions on the financial markets and the industries we serve; (vi) the impact of cost cutting pressures across the industries we serve; (vii) consolidation of financial services, both within an industry and across industries, which could lower demand for our products and services; (viii) a prolonged outage at one of our data centers; (ix) our ability to broaden our subscriber base; (x) difficulty or unexpected complications we may experience integrating or operating the ComStock business; (xi) ComStock revenues may materialize at lower than expected levels; (xii) a decline in market acceptance of our services or products or the potential obsolescence of our services or products, including due to the introduction of new technologies; and (xiii) the failure of one or more new business initiatives. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands except per share data)

Three Months Ended June 30,			Six Months Ended June 30,		
2003	2002	Change	2003	2002	Change

SERVICE REVENUES	111,460	93,453	19.3%	210,937	182,895	15.3%
COSTS & EXPENSES						
Cost of Services	35,569	28,236	26.0%	66,608	54,727	21.7%
Selling, general & administrative	37,530	33,127	13.3%	68,683	65,111	5.5%
Depreciation	4,603	3,676	25.2%	8,623	7,079	21.8%
Amortization	5,122	4,746	7.9%	9,239	10,950	-15.6%

PEARSON ABOUT US INVESTORS MEDIA PEOPLE COMMUNITY

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25 July 2003
Recoletos announces its interim results

Recoletos interim results 2003 press release (PDF 94K)

Recoletos interim results 2003 presentation (PDF 399K)

RELATED LINKS
Recoletos interim results 2003 pre release
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Recoletos interim results 2003 presentation
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RECOLETOS
Investor
Relations

INTERIM RESULTS
FIRST HALF OF 2003
(January – June)
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

With regard to the first half results, we highlight the following:

1. **Consolidated Revenues** slightly up (+0.5%) compared to the first half of last year, reaching €119.83 million as **advertising revenues increase by 0.5%** (-3.2% excluding Argentina, Chile and Portugal) **and circulation revenues** fall by 2.0% (-3.3% underlying).
2. **Direct Costs** and **Central Costs** increase (+4.4% and +4.9% respectively). Excluding activities outside Spain (underlying), Direct Costs increase by 1.3%, in line with our target of maintaining cost growth below Spanish inflation rate.
3. **EBITDA** on a consolidated basis decreases (13.6%) reaching € 25.76 million.
4. The **Extraordinary Result**[1] includes capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa).
5. **Net Profit** amounts to € 41.51 million (vs. € 41.29 million in 1H02).
6. The **net cash position** reaches € 320.92 million.

Comparing the second quarter of 2003 with the same period in 2002:

1. Revenues decrease (-4.9%) as advertising and circulation revenues fall by 6.3% and 7.4% respectively. This performance is affected by the unfavourable comparison with an exceptional second quarter of 2002 (World Football Championship, Champions League, Centenary of Real Madrid) and the presence of the Easter holiday in 2Q03.
2. Underlying Direct and Central Costs increase by 3.5% and 4.8% respectively. This is mainly due to the increase of personnel and printing costs to foster the quality of publications and content.
3. Profitability decreases: EBITDA (-31.6%), EBIT (-35%).
4. Recoletos main titles maintain their leadership despite difficult market conditions. *Marca´s* circulation has increased and the re-launch of *Expansión* has contributed to the stabilisation of its copy sales in the last weeks. According to EGM[2] our main titles have increased their readership significantly (*Marca* +16,5%, *Expansión* +11,0%, *Telva* +15,6%, *Radio Marca* +11,1%).
5. Trading conditions remain difficult with a weak and erratic advertising market, which has deteriorated significantly in the months of April and May, stabilising in June.

[1] In 2001 the Extraordinary Result included the additional goodwill amortisation of €15.00 million corresponding to Argentina

[2] EGM "Encuesta General de Medios" compares audience/readership figures for the period October- May

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	1H2003	1H2002	Var. %
Revenues	**119.83**	**119.26**	**0.5**
Direct Costs	87.03	83.38	4.4
Gross Profit	**32.79**	**35.88**	**(8.6)**
Central Costs	12.27	11.70	4.9
EBIT	**20.52**	**24.18**	**(15.2)**
Interest Income (Expense)	1.94	52.69	--
Goodwill Amortisation	(0.75)	(5.69)	--
Associated Undertakings	0.99	(0.18)	--
Profit on Ordinary Activities	**22.70**	**70.99**	**(68.0)**
Extraordinary Results	46.73	(15.62)	--
Profit before Taxes	**69.43**	**55.37**	**25.4**
Income Taxes	(27.92)	(14.09)	98.2
Net Income	**41.51**	**41.29**	**0.5**
Depreciation	**5.24**	**5.65**	**(7.2)**
EBITDA	**25.76**	**29.83**	**(13.6)**

Below we present the consolidated P&L excluding our operations in Argentina, Chile and Portugal:

*Table 2: Consolidated Profit and Loss Account "Underlying"**

Million €	1H2003	1H2002	Var. %
Revenues			
Advertising	49.27	50.89	(3.2)
Circulation	52.44	54.21	(3.3)
Others	11.00	10.09	9.0
Total Revenues	**112.71**	**115.19**	**(2.2)**
Direct Costs	78.19	77.21	1.3
Gross Profit	**34.52**	**37.98**	**(9.1)**
Central Costs	12.27	11.79	4.1
EBIT	**22.24**	**26.19**	**(15.1)**
Depreciation	5.15	5.55	(7.1)
EBITDA	**27.39**	**31.74**	**(13.7)**

**Excludes activities in Argentina, Chile and Portugal*

II. MARGINS

The margins are as follows:

Table 3: Margins

Million €	1H2003	1H2002
Consolidated:		
Gross Profit / Revenues	27.4 %	30.1 %
EBITDA / Revenues	21.5 %	25.0 %
EBIT / Revenues	17.1 %	20.3 %
Consolidated "Underlying":		
Gross Profit / Revenues	30.6%	33.0%
EBITDA / Revenues	24.3%	27.6%
EBIT / Revenues	19.7%	22.7%

III. OPERATING REVENUES

Total Operating Revenues amount to € 119.83 million, increasing by 0,5%.

a) The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 4: Operating Revenues

Million €	1H2003	1H2002	Var. %
Advertising	53.91	53.62	0.5
Circulation	54.13	55.24	(2.0)
Other revenues	11.78	10.40	13.3
Total Revenues	**119.83**	**119.26**	**0.5**

Advertising revenues increase by 0.5% (down 3.2% excluding Argentina, Chile and Portugal) showing a a significant deterioration in 2Q03, especially in the months of April and May. The advertising downturn continues to have the most severe impact on Business and Finance (-2,5%, underlying –14,4%). Advertising revenues in Sports decrease by 1.3% mainly due to the unfavourable comparison with 2Q2002 (World Football Championship, Champions League, Real Madrid's Centenary). We estimate that the exceptional calendar of sporting events had an impact of about 2 mill € in 1H02 advertising revenues. Therefore, on a comparable basis, advertising revenues in Sports had a satisfactory performance in this first half of 2003.

Growth in advertising revenues is also shown in Women's interest (+11.7%), Medical (+9.3%) and Youth (+5.1%).

Circulation revenues decrease by 2.0% due to lower sales of Expansion (-5.7%) and exceptional products and publications of the Sports division, while Marca's circulation increases by 3.6%. Excluding activities outside Spain, circulation revenues at consolidated level decrease by 3.3%.

b) Regarding the development of revenues by content areas[3], Women's Intertest (+9.8%), Youth (+8.7%) and Health (+7.7%) show remarkable growth rates. Business and Finance benefits from the integration of our publications outside Spain. Sports remains, with 56.3%, the largest contributor to group revenues.

[3] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas

Million €	1H2003	*% of total*	1H2002	Var. %
Sports	67.50	*56.3*	69.59	(3.0)
Business & Finance	32.27	*26.9*	31.43	2.6
Women's Interest	7.41	*6.2*	6.75	9.8
Medical	4.77	*4.0*	4.43	7.7
Youth	2.16	*1.8*	1.99	8.7
Others	5.72	*4.8*	5.07	12.8
Total Revenues	**119.83**	***100.0***	**119.26**	**0.5**

In Sports, advertising revenues (-1.3%) and circulation revenues (-3.4%) decrease. Copy sales of *Marca* rise by 3.6% to an average daily circulation of 378,374. *Marca's* market share in the first five months of 2003 reaches 48.2% (vs. 49.5% in January-May 2002, Source: AEDE).

Revenues from Business and Finance decline by 2.6% due to lower advertising (-2.5%) and higher circulation revenues (+4.2%). Excluding activities outside Spain, advertising revenues in Business and Finance decrease by 14.4% and circulation revenues by 4.3%. *Expansión* had an average daily circulation of 46,388 (-5.7%) in 1H03.

Women's Interest shows advertising revenues increasing significantly (+11.7%), while circulation revenues stabilise. *Telva* magazine had an average monthly circulation of 142,478 in 1H03.

Medical and Youth show increasing advertising revenues (+9.3% and +5.2% respectively).

IV. DIRECT COSTS

Consolidated Direct Costs increase by 4.4% and 1.3% excluding activities outside Spain. Raw materials – mainly newsprint –and marketing are down 8.8% and 5.2% respectively. Personnel and printing costs increase by 10.2% and 21.3% respectively.

Direct costs decrease in underlying Business and Finance (-2.7%).

The breakdown of Direct Costs by content divisions is as follows:

Table 6: Direct Costs by content divisions

Million €	1H2003	1H2002	Var. %
Sports	43.36	42.91	1.0
Business and Finance	29.23	27.25	7.3
Women's interest	5.42	5.00	8.3
Medical	3.74	3.69	1.4
Youth	1.80	1.65	9.1
Others	3.48	2.88	20.8
Total Direct Costs	**87.03**	**83.38**	**4.4**

V. CENTRAL COSTS

Central costs increase by 4.9% reaching € 12.27 million as a result, mainly of higher personnel costs, which make 53% of total central costs.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 7: Gross Profit by business areas

Million €	1H2003	1H2002	Var. %
Sports	24.14	26.68	(9.5)
Business and Finance	3.03	4.18	(27.4)
Women's Interest	1.98	1.74	14.0
Medical	1.03	0.74	39.1
Youth	0.36	0.34	6.9
Others	2.25	2.20	2.3
Total Gross Profit	**32.79**	**35.88**	**(8.6)**

Note: Gross Profit= Revenues less Direct Costs, it does not include Central Costs

Consolidated Gross Profit decreases by 8.6%. The key developments are:

- Deterioration in Sports´Gross Profit due mainly to decreased advertising revenues (which make 33% of the total revenues for this division) and lower circulation revenues (65% of total revenues).
- Worsening in Business and Finance as a result of the advertising downturn. Advertising revenues make 59% of the total revenues of this content division and have fallen by 2.5%.
- Improvement in Women's Interest Gross Profit due to the outstanding performance of advertising revenues.
- Gross Profit in Medical and Youth improved, thanks to increasing advertising revenues.

VII. NET PROFIT

- Net Profit increases, reaching € 41 .51 million. It includes capital gains amounting to € 46.89 million obtained from the sale of Recoletos´ 30% stake in Unidad Editorial S.A. (Unedisa).

VIII. SPORTS

This business area shows decreased revenues due to the unfavourable comparison with 2Q02 (increased advertising revenues and sale of additional publications due to the exceptional sports calendar). *Marca* continues increasing its circulation (+3.6%) and readership[4] (+16.5%), with 2,4 million readers daily. *Marca´s* web page traffic reached in June 145 million page views.

[4] EGM "Encuesta General de Medios" measuring readership for the period October-May.

Table 8: Results of the Sports Area

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	22.87	20.41	12.1
Circulation	45.13	42.62	5.9
Others	1.59	0.79	102.3
Total Revenues	**69.59**	**63.81**	**9.1**
Direct Costs	42.91	41.19	4.2
Gross Profit	**26.68**	**22.62**	**17.9**
Gross Profit / Revenues	**38.3%**	**35.4%**	

IX. BUSINESS AND FINANCE

In Business and Finance revenues continue being hit by the advertising downturn. Circulation revenues increase due to the integration of our activities in Portugal and Chile. Despite falling circulation of *Expansión* (-5.7%), readership[5] has increased by 11.0% reaching 131,000 readers daily (market share of 59.5%).

Table 9: Results of Business and Finance Area

Million €	1H2003	1H2002	Var. %
Revenues			
Advertising	18.95	19.44	(2.5)
Circulation	8.72	8.37	4.2
Other	4.60	3.62	27.0
Total Revenues	**32.27**	**31.43**	**2.6**
Direct Costs	29.23	27.25	7.3
Gross Profit	**3.03**	**4.18**	**(27.4)**
Gross Profit / Revenues	**9.4%**	**13.3%**	

Table 10:Results of Business and Finance Area "underlying"

Million €	1H2003	1H2002	Var. %
Revenues			
Advertising	14.31	16.71	(14.4)
Circulation	7.03	7.34	(4.3)
Others	3.81	3.29	15.9
Total Revenues	**25.15**	**27.35**	**(8.0)**
Direct Costs	20.39	20.95	(2.7)
Gross Profit	**4.76**	**6.39**	**(25.6)**
Gross Profit / Revenues	18.9%	23.4%	

Excludes Argentina, Chile and Portugal

[5] EGM for the period October-May

X. WOMEN'S INTEREST

Women's Interest revenues increase significantly due to a remarkable performance in advertising, allowing margins to improve. *Telva* reaches copy sales of 142,478 and increases its readership[6] by 15.6% (296,000).

Table 11: Results of Women's Interest Area

Million €	1H2003	1H2002	Var. %
Revenues			
Advertising	5.59	5.00	11.7
Circulation	1.69	1.69	0.0
Others	0.13	0.06	128.8
Total Revenues	**7.41**	**6.75**	**9.8**
Direct Costs	5.42	5.00	8.3
Gross Profit	**1.98**	**1.74**	**14.0**
Gross Profit / Revenues	**26.8%**	**25.8%**	

XI. MEDICAL

This area has experienced an increase in advertising revenues and margins thanks to cost control.

Table 12: Results of Medical Area

Million €	1H2003	1H2002	Var. %
Revenues			
Advertising	4.73	4.33	9.3
Circulation	0.04	0.04	0.0
Other	0.00	0.05	–
Total Revenues	**4.77**	**4.43**	7.7
Direct Costs	3.74	3.69	1.4
Gross Profit	**1.03**	**0.74**	**39.1**
Gross Profit / Revenues	**21.6%**	**16.7%**	

XII. YOUTH

Increasing advertising revenues have caused improvement in Gross Profit.

Table 13: Results of Youth Area

Million €	1H2003	1H2002	Var. %
Revenues			
Advertising	2.08	1.98	5.1
Circulation	0.07	0.00	–
Other	0.01	0.01	0.0
Total Revenues	**2.16**	**1.99**	**8.7**
Direct Costs	1.80	1.65	9.1
Gross Profit	**0.36**	**0.34**	**6.9**
Gross Profit / Revenues	**16.6%**	**16.9%**	

[6] EGM "Encuesta General de Medios" for the period October-May

XIII. CASH-FLOW

Table 14: Cash-flow

Millions of €	1H2003	1H2002	Var. %
Net Income after Minority	**41.25**	**41.15**	**0.2**
Depreciation	5.26	5.65	(6.8)
Goodwill Amortisation	0.75	5.69	(86.9)
Extraord. Goodwill Amortisation Argentina	0.00	15.00	–
Provisions with regard to fixed assets	0.23	1.46	(84.5)
Other Adjustments	(47.94)	(50.58)	(5.2)
Net Cash provided by Operating Activities	**(0.46)**	**18.37**	**(102.5)**
Change in Working Capital	17.48	18.37	(4.9)
Net Capex	69.04	117.46	(41.2)
Net Cash used in Investment Activities	**86.52**	**135.83**	**(36.3)**
Equity Financing	0.00	0.00	–
Net Debt Financing	0.00	0.00	–
Dividend Payment	(5.87)	(1.96)	200.0
Other changes in Shareholders' Equity	0.66	0.64	(150.0)
Net Cash provided by Financing Activities	**(5.21)**	**(1.32)**	**294.5**
Net Increase in Cash and Cash Equivalents	**80.85**	**152.87**	**(47.1)**

XIV. CONSOLIDATED BALANCE SHEET

Table 15: Consolidated Balance Sheet

Million €	2003 June	2002 December
Fixed Assets:	95,23	113,98
- Tangible Assets	63,43	58,08
- Intangible Assets	4,07	5,73
- Financial Investments	27,73	50,18
Goodwill on Amortisation	17,40	26,83
Accounts receivable	55,01	47,12
Stocks	5,26	5,91
Cash and Cash Equivalents*	320,92	240,04
Other Assets	4,51	2,64
Total Assets	**498,33**	**436,52**
Shareholders Equity	381,89	345,86
Minority Shareholders	1,01	1,10
Provisions	12,02	12,26
Long-term Liabilities	3,13	3,62
Short-term Liabilities	100,27	73,68
Total Debts	**498,33**	**436,52**

* *It includes, at December 2002 and June 2003, 32.97 million € SIMCAV (Investment Trust) investment*

XV. OTHER RELEVANT ISSUES

Recoletos agreed on March 2003 to sell to RCS Editori SpA its 30% stake in Unidad Editorial S.A. (Unedisa). The sale, valued at € 80.00 million including capital gains of € 46.89 million, was completed March 6th 2003.

XVI. IMPACT OF DIFFERENCES IN EXCHANGE RATES WITH ARGENTINEAN CURRENCY

At June 2003, the exchange rates used for the conversion to euros have been the following:

- Profit and Loss account items, at the average exchange rate for the first six months of the year: 3.33 Argentinean pesos/Euro.
- Balance Sheet items, at the official exchange rate at the end of June: 3,21 Argentinean pesos / Euro.

At June 2002 the exchange rates used were:

- the average exchange rate for the January-June period of 2,65 Argentinean pesos/Euro for the Profit and Loss items, and
- the June-end rate of 3,85 Argentinean pesos/Euro, for the Balance Sheet items.

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder´s Equity" on the consolidated Balance Sheet.

XVII. OPERATIONAL FIGURES

OPERATING MAGNITUDES	1H2003	1H2002	%Var.
SPORTS			
Accumulated Marca copy sales	378,374	365,358	3.6
Accumulated Golf Digest copy sales	14,711	13,538	8.7
June page views of marca.com (´000)	145,174	197,000	(26.3)
BUSINESS AND FINANCE			
Accumulative Expansión copy sales	46,388	49,214	(5.7)
Accumulative Actualidad Económica copy sales	18,120	19,992	(9.4)
June page views of Expansióndirecto.com (´000)	18,279	20,762	(12.0)
June page views Expansiónyempleo.com (´000)	1,340	1,198	11.9
WOMEN´S INTEREST			
Accumulative. Copy sales Telva	142,478	147,472	(3.4)
June page views estarguapa.com (´000)	5,075	2,871	76.8
MEDICAL AND YOUTH			
June page views diario medico.com (´000)	803	1,969	(59.2)
June page views tuGueb.com (´000)	1,409	1,054	33.6



Press releases

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28 July 2003

Pearson announces its interim results for the six months ended 30 June 2003

Pearson announced its interim results for the six months ended 30 June 2003 at 07:00 BST on Monday, 28 July 2003. View press release.

Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, held a presentation for analysts and investors at 09:30 BST at the British Library Conference Centre on Euston Road, London.

A playback of the audiocast of the presentation will be available here.

View video interviews with Marjorie Scardino and Rona Fairhead.

Marjorie and Rona will also host a conference call for US analysts and investors at 15:00 BST (10:00am EDT). To participate, please call 1-888-273-9885 (toll free within the US) or +1 612-332-0725 if you are calling from outside the US. The conference call will also be available for playback over the telephone for seven days.

A live audiocast of the conference call will be available here.

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press release

PEARSON

28 July 2003

PEARSON PLC INTERIM RESULTS (unaudited)
Six months ended 30 June 2003

	Half year 2003	Half year 2002	Change – as reported	Change - underlying	Full year 2002
Sales	**£1,665m**	£1,813m	(8)%	(3)%	£4,320m
Business performance					
Operating profit*	**£38m**	£76m	(50)%	(71)%	£493m
Profit/ (loss) before tax*	**£(1)m**	£26m	--		£399m
Adjusted earnings/ (loss) per share	**(2.3)p**	0.5p	--		30.3p
Operating free cash flow	**£(375)m**	£(304)m	(23)%		£305m
Statutory results					
Operating profit/ (loss)	**£(110)m**	£(111)m	1%		£143m
Loss before tax	**£(138)m**	£(188)m	27%		£(25)m
Loss per share	**(20.1)p**	(26.0)p	23%		(13.9)p
Dividend per share	**9.4p**	9.1p	3%		23.4p
Net borrowings	**£1,897m**	£1,957m	3%		£1,408m

**Continuing operations before goodwill, non-operating items and integration costs.*

On track for the full year

- Pearson makes most of its sales and all of its profits in the second half.
- Revenues and operating profits were down in the first half, as expected, due to tough trading conditions in advertising and technology businesses and phasing of book publishing revenues into the second half.
- Strong momentum built for second half, based on significant market share gains and further cost reductions.

Strong competitive performances

- Pearson Education takes the number one position in new US School adoptions; US Higher Education continues to grow well ahead of the industry.
- FT Group profits up as IDC remains resilient and cost controls reduce impact of advertising declines at business newspapers.
- Penguin profits down in first half as expected; best-ever publishing schedule in the second half.

Continuing efficiency gains

- Ongoing cost reductions offset tough trading conditions in business newspapers and technology publishing.
- Further integration of school software and book publishing businesses.
- Working capital management continues to improve.

Marjorie Scardino, Pearson's chief executive, said:

"We are confident about the full year because we are making the most of our strong market positions and operating on much lower costs. Our book publishing operations are proving resilient and performing well ahead of their competitors. Our business newspapers, with lower costs and improved content, will bounce back strongly when business advertising recovers."

Financial review

Sales in the six months to June 30, 2003 were £1,665m, 3% lower than in the first half of 2002. Sales were affected by tough trading conditions for our business newspapers and technology-related operations, a shift of business into the second half of the year at our education and consumer publishing businesses and the absence of the one-off, 2002 Transportation and Security Administration (TSA) contract. Operating profit was £38m versus £76m last year, due to business phasing. Adjusted earnings per share fell from 0.5p to a loss of 2.3p.

Operating free cash flow was £71m lower at (£375)m. The two main factors were business phasing and a receivable due from the TSA. Improved inventory management resulted in the average working capital to sales ratio in our book publishing businesses improving to 31.9% (from 32.8% in 2002). Total free cash flow improved by £8m to (£381)m, helped by lower finance and integration charges.

On a statutory basis, our loss before tax for the half-year improved 27% to £138m, helped by a lower (non cash) goodwill charge of £148m (£182m in 2002). The loss reflects the fact that Pearson makes all its profits in the second half but amortises goodwill evenly through the year.

Pearson's net borrowings, which are at their peak at the half-year stage, were 3% lower than last year at £1,897m. The board has declared a 3% increase in the interim dividend to 9.4p.

Outlook

At this stage the outlook for our major businesses is:

- At **Pearson Education**, we expect the US School industry to grow at the low end of the 0-3% range and the US College industry to grow in the 5-7% range this year. In both markets, we expect to grow ahead of the industry as we build on the market share we gained in the first half. Revenues and profits in our Professional business will be significantly lower than last year due to the continued recession in technology publishing and the absence of the one-off, $400m TSA contract.

- Though corporate and financial advertising remains depressed, the **FT Group** should deliver profits ahead of last year. The FT Group is benefiting from continued strength at IDC and further cost reductions across its business newspapers. Those cost measures, together with investments in our business newspapers, will increase the benefits of an eventual advertising recovery.

- At **Penguin,** we are confident of revenue growth greater than the overall consumer publishing industry, which we expect to be broadly flat this year, and further profits progress. Penguin has its strongest-ever publishing schedule and has made an excellent start to the rest of the year.

In the second half, we expect our interest charge to be similar to the first-half level of £39m based on current exchange rates. We expect free cash flow to benefit from reduced finance charges, working capital efficiencies and lower integration spend.

For more information:

Luke Swanson/ Jeff Taylor + 44 (0) 20 7010 2310

Pearson's interim results presentation for investors and analysts will be webcast live today from 0930 (BST) and available for replay from 12 noon (BST) via www.pearson.com. We are holding a conference call for US investors at 1500 (BST)/ 1000 (EDT). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Video interviews with Marjorie Scardino and Rona Fairhead are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

Notes. Throughout this statement (unless otherwise stated):

1. Growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes. Pearson generates approximately 70% of its revenues in the US. The average exchange rate for the first half of 2003 was £1:$1.61 (£1:$1.45 in the first half of 2002). The full year exchange rate in 2002 was £1:$1.51;
2. Adjusted figures are presented as additional measures of business performance. They are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years.
3. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are included to provide additional detail on business performance. They are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, profit/ (loss) before tax, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5, 6 and 10 respectively.

Pearson Education

£ millions	**Half year 2003**	Half year 2002	Change – as reported	Change - underlying	Full year 2002
Sales					
School	**487**	519	(6)%	0%	1,151
Higher Education	**196**	222	(12)%	3%	775
Professional	**244**	285	(14)%	(6)%	784
FT Knowledge	**-**	23	--	--	46
Total	**927**	1,049	(12)%	(1)%	2,756
Operating profit					
School	**12**	12	0%	(26)%	115
Higher Education	**(43)**	(32)	(34)%	(54)%	142
Professional	**5**	29	(83)%	(81)%	81
FT Knowledge	**--**	(9)	--	--	(12)
Total	**(26)**	0	--	--	326

Notes:

1. *In May 2003, Pearson and Edexcel agreed to create a new UK examining body, London Qualifications, with Pearson taking a 75% stake. In the first half of the year, Edexcel contributed £16m of revenues to our School division.*
2. *At the start of 2003, we moved our Alpha consumer publishing imprint from Pearson Education's Professional division to Penguin.*
3. *In January 2003 we restructured FT Knowledge, selling its corporate training arm and integrating its remaining businesses within the FT and Pearson Education's Professional business.*

Sales at **Pearson Education** were down level with last year. Pearson Education faces tough comparisons throughout 2003 due to the absence of the one-off, $400m TSA contract (which contributed $55m/ £38m of revenues in the first half of 2002).

Sales at our **School** business were flat.The US School industry has been affected by state budget pressures, with some states reducing their planned spend on textbooks, testing programs and software, or deferring purchases into the second half of the year. However, adoption states are spending and our business is performing very strongly and growing ahead of the industry.

In school publishing we expect to lead the industry in new adoption sales* this year, taking approximately 30% of the total new adoption market (even though we competed for only 85% of the adoption opportunities). We have successfully re-entered the Social Studies market, securing approximately 33% of all Social Studies adoptions and taking the leading position in the key Texas adoption. We expect to win more than 40% of Secondary Literature adoptions, taking the number one position in both Florida and California. We also have good early results from the open territories, which buy textbooks later in the year.

Revenues at our US School testing business were slightly up, as it began work on several contracts won last year. It continued to extend its market leadership, even as some states delayed or reduced their testing programmes in the face of budget pressures. In the first half we have won several major new testing contracts in the US, including a five-year contract with the US College Board, beginning in 2005, to process and score the constructed response part of the SAT, the world's most widely used college admissions test. In May we became a major player in UK education testing through our partnership with Edexcel, one of the UK's leading examining and awarding bodies. Although, with budget pressures, school software sales are down on last year, we have significantly reduced costs and improved products by integrating our software and content businesses, and we expect them to breakeven for the full year.

Outside the US, our English Language Teaching business grew 7%. We are benefiting from strong demand for textbooks and online programs as countries in Asia, Latin America and Europe integrate English language instruction into their school curriculum.

** In the US, 21 'adoption' states buy textbooks and related programmes to a planned contract schedule, which means the level of spending varies from year to year according to this schedule. The 'open territory' states are those in which local districts buy textbooks on an as-needed basis rather than on a published state adoption schedule.*

Our **Higher Education** business makes approximately three-quarters of its revenues in the second half of the year, with major selling seasons in July/ August and December, ahead of the two US college semesters. The business reports losses in the first half as it invests in publishing, sales and marketing to deliver full-year growth. Worldwide, sales were up 3% and increased investment moved first-half losses up to £43m.

In the US, sales were up 4%. According to Management Practice Data, gross sales for the industry were flat. Our share gains are based on a strong publishing schedule with several successful first editions, sales growth of more than 20% in custom publishing and the extension of our technology, particularly online course management systems, into new subject areas such as economics, health and physiology.

Revenues were down 6% in our **Professional** business and profits down sharply. The key factors were the 2002 TSA contract and the continued recession in technology markets around the world. Stripping out the impact of the TSA contract, the Professional business is growing. We are benefiting from several major new contracts won from Federal departments including Defense and Health and Human Services, and the first full year of our contract to certify nurses in our 200 professional testing centres. These contracts were in start-up phase in the first half, with profits coming through strongly later in the year.

Sales at our technology publishing business continued to decline with the IT industry. Our costs are already some $80m lower than three years ago and we have taken a series of further steps to reduce costs, both in the US and internationally. In the second half we will benefit from the absence of restructuring costs to implement these changes (which were absorbed in our operating profit) and the normal phasing of the business, which is weighted to the end of the year.

Financial Times Group

£ millions	**Half year 2003**	Half year 2002	Change – as reported	Change – underlying	Full year 2002
Sales					
Financial Times	**102**	115	(11)%	(14)%	224
Other FT publishing	**54**	55	(2)%	(12)%	105
Recoletos	**82**	74	11%	0%	148
IDC	**132**	126	5%	3%	249
Total	**370**	370	0%	(5)%	726
Operating profit					
Financial Times	**(15)**	(11)	(36)%	(38)%	(23)
Other FT publishing	**3**	6	(50)%	(54)%	10
Recoletos	**14**	14	0%	(9)%	29
IDC	**41**	35	17%	21%	70
Associate and joint ventures	**0**	(6)	--	--	(6)
Total	**43**	38	13%	17%	80

Note: In February 2003, IDC acquired S&P Comstock, a real-time pricing business. In the first half of the year, Comstock contributed £13m of revenues to IDC.

Sales at the **FT Group** were 5% lower as the deep recession in corporate and financial advertising continued to hit our business newspapers. Profits were up 17%, helped by lower internet losses, additional cost savings and further progress at IDC.

Advertising revenues at the **Financial Times** continued to decline, falling 18% in the first half of the year. Average daily sales of the *Financial Times* for the six months to June were 461,000, a decline of 5% on the previous year. Although FT.com also felt the effects of the advertising downturn, its revenues were level with last year as paid subscribers grew to 57,000 (against 16,000 a year ago). FT.com's audience continued to grow with 3.5m unique monthly users in June, up from 2.8m a year ago.

The UK edition of the *Financial Times* has been successfully revamped with more UK business news, improved design and a new weekend magazine. The FT's UK circulation was 6% higher in May and June than in the four months before the revamp (though still lower than in the previous year), and the magazine is attracting new consumer advertising campaigns. We will launch a new Asian edition of the FT in the Autumn, completing our global coverage. We have continued to reduce costs at the FT, more than funding our investments in the newspaper through £13m of further cost savings this year. We are taking additional cost measures, including integrating our UK and European commercial operations, which we expect to generate approximately £15m of cost savings in 2004.

The advertising recession also reduced profits at **Les Echos** and **FT Business**. Average daily circulation at Les Echos was 117,000, a 3% decline that was significantly better than the overall newspaper industry in France. In September we will launch Les Echos in a new format, broadening its appeal to readers and advertisers. At **FT Business**, advertising volumes were approximately 20% lower but a series of cost reduction measures enabled us to maintain double digit margins.

At **Recoletos** (Bolsa Madrid: REC), our 79%-owned Spanish media company, sales were level with last year. Advertising revenues were down 3% overall and 14% in Recoletos' business and finance division. Circulation at sports newspaper *Marca* increased a further 4% to 378,000, but declined 6% to 46,000 at *Expansion*, Spain's leading business newspaper. All of Recoletos' major titles are gaining readership share.

Interactive Data Corporation (NYSE: IDC), our 60%-owned asset pricing business, increased revenues by 3% and operating profit by 21%. It is benefiting from the complete integration of the Merrill Lynch pricing business; its latest acquisition, real-time pricing service Comstock; and good growth from its high value pricing services. Although revenue growth has been dampened by tough conditions in the financial services industry, renewal rates in IDC's institutional business have remained high at 95%.

The FT Group's **Associates and Joint Ventures** broke even in the first half (against a loss of £6m in the first half of 2002). **FT Deutschland**, our joint venture with Gruner + Jahr, grew circulation 11% to 91,000 and increased advertising revenues, and we are considering further expansion. **The Economist Group**, in which Pearson owns a 50% stake, increased profits despite the difficult advertising market, with weekly circulation at *The Economist* up to more than 900,000 (from 838,000 in the first half of 2002).

The Penguin Group

£ millions	**Half year 2003**	Half year 2002	Change – as reported	Change – underlying	Full year 2002
Sales	**368**	394	(7)%	(3)%	838
Operating profit	**21**	38	(45)%	(45)%	87

Note: At the start of 2003, we moved our Alpha publishing imprint from Pearson Education's Professional division to Penguin.

The Penguin Group's revenues and profits declined, as expected, in the first half of the year. Our schedule of major frontlist titles is strongly weighted to the second half and the war in Iraq dampened US consumer spending in general and backlist sales in particular in April and May. Penguin's US sales were down 4% in the first half, in line with the overall US consumer publishing industry. Sales were up 4% in the UK, with strong performance from non-fiction titles including Michael Moore's million copy selling *Stupid White Men*, Antony Beevor's *Berlin* and Ellen MacArthur's *Taking on the World.*

Though the industry remains soft, we have seen a pick-up in June and July, with Penguin making an excellent start to the second half of the year. John Steinbeck's *East of Eden* has sold 1.2 million copies in the four weeks since it was selected for Oprah Winfrey's Book Club. *Kate Remembered*, Scott Berg's account of 20 years of conversations with Katharine Hepburn, was published in mid-July and we have already shipped more than 680,000 copies in hardback.

Penguin's second-half publishing list is its strongest ever. Many of our most popular and consistent best-selling authors have major books scheduled for publication in the Autumn. In the US, they include Patricia Cornwell, Nora Roberts, John Sandford, Nathaniel Philbrick, Amy Tan, Jan Karon, Garrison Keillor and Terry McMillan; and in the UK, Michael Moore, Simon Jenkins, Griff Rhys Jones, Pat Barker, Lisa Jewell and Lesley Pearse. Penguin is publishing new books by Tom Clancy and Clive Cussler in both markets. In September *The English Roses*, the first of five illustrated children's books by Madonna, will be published in 42 language editions in 100 countries. Penguin is the distributor in the US and publisher in other English language markets worldwide. Dorling Kindersley is also on track for a strong second half, led by Tom Peters' new-style business book *Re-Imagine*, *Earth*, the definitive family reference book on the planet, and *America 24/7*, which captures more than 1200 images documenting the lives of people in every US state in a single week.

Penguin and Pearson Education continue to collaborate on joint publishing initiatives and programmes to capitalize on the scale they enjoy as the world's largest book publisher. Having successfully integrated Pearson Education and Penguin in Australia and Canada, we are now moving to shared back offices, technology, warehousing and distribution in the UK. This integration programme, which will cost £20m in 2003, will generate £20m of annual cost savings worldwide from 2005, shared between Penguin and Pearson Education.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

Consolidated Profit and Loss Account

for the six months to 30 June 2003

all figures in £ millions	Note	**2003 half year**	2002 half year	2002 full year
Sales (including share of joint ventures)		**1,673**	1,819	4,331
Less: share of joint ventures		**(8)**	(6)	(11)
Sales	2a	**1,665**	1,813	4,320
Group operating (loss) / profit		**(105)**	(79)	194
Share of operating loss of joint ventures and associates	2c / d	**(5)**	(32)	(51)
Total operating (loss) / profit	2b	**(110)**	(111)	143
Total operating (loss) / profit analysed between :				
Operating profit before goodwill amortisation, goodwill impairment and integration costs		**38**	76	493
Goodwill amortisation and impairment		**(148)**	(182)	(340)
Integration costs		**-**	(5)	(10)
Total operating (loss) / profit	2b	**(110)**	(111)	143
Loss on sale of fixed assets and investments		**(1)**	-	(13)
Profit / (loss) on sale of subsidiaries and associates	3	**12**	7	(27)
Profit on sale of subsidiaries and associates by an associate		**-**	3	3
Non operating items		**11**	10	(37)
(Loss) / profit before interest and taxation		**(99)**	(101)	106
Net finance costs	4	**(39)**	(87)	(131)
Loss before taxation	5	**(138)**	(188)	(25)
Taxation	7	**(9)**	(6)	(64)
Loss after taxation		**(147)**	(194)	(89)
Equity minority interests		**(13)**	(13)	(22)
Loss for the financial period		**(160)**	(207)	(111)
Dividends on equity shares	8	**(74)**	(73)	(187)
Retained loss		**(234)**	(280)	(298)
Adjusted (loss) / earnings per share	6	**(2.3)p**	0.5p	30.3p
Loss per share	6	**(20.1)p**	(26.0)p	(13.9)p
Diluted loss per share	6	**(20.1)p**	(26.0)p	(13.9)p
Dividend per share	8	**9.4p**	9.1p	23.4p

There is no difference between the loss before taxation and the retained loss for the period stated above and their historical cost equivalents.

The results for the 2002 full year are an abridged version of the full accounts, which have received an unqualified audit report from the auditors and have been filed with the Registrar of Companies. First half year figures are neither audited nor reviewed.

Consolidated Balance Sheet
as at 30 June 2003

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Fixed assets			
Intangible assets	**3,560**	3,939	3,610
Tangible assets	**498**	528	503
Investments: joint ventures			
Share of gross assets	**1**	4	7
Share of gross liabilities	**-**	-	-
	1	4	7
Investments: associates	**62**	107	106
Investments: other	**85**	83	84
	4,206	4,661	4,310
Current assets			
Stocks	**792**	848	734
Debtors	**1,240**	1,073	1,057
Deferred taxation	**180**	280	174
Investments	**2**	3	2
Cash at bank and in hand	**229**	542	575
	2,443	2,746	2,542
Creditors – amounts falling due within one year			
Short-term borrowing	**(206)**	(57)	(249)
Other creditors	**(1,046)**	(995)	(1,114)
	(1,252)	(1,052)	(1,363)
Net current assets	**1,191**	1,694	1,179
Total assets less current liabilities	**5,397**	6,355	5,489
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	**(1,920)**	(2,442)	(1,734)
Other creditors	**(41)**	(41)	(60)
	(1,961)	(2,483)	(1,794)
Provisions for liabilities and charges	**(148)**	(174)	(165)
Net assets	**3,288**	3,698	3,530
Capital and reserves			
Called up share capital	**200**	200	200
Share premium account	**2,466**	2,460	2,465
Profit and loss account	**411**	849	673
Equity shareholders' funds	**3,077**	3,509	3,338
Equity minority interests	**211**	189	192
	3,288	3,698	3,530

Consolidated Statement of Cash Flows

for the six months to 30 June 2003

all figures in £ millions	Note	**2003 half year**	2002 half year	2002 full year
Net cash (outflow) / inflow from operating activities	10	**(293)**	(193)	529
Dividends from joint ventures and associates		**1**	1	6
Interest received		**8**	6	11
Interest paid		**(44)**	(99)	(151)
Debt issue costs		**(1)**	-	-
Dividends paid to minority interests		**(2)**	(1)	(1)
Returns on investments and servicing of finance		**(39)**	(94)	(141)
Taxation		**(1)**	(35)	(55)
Purchase of tangible fixed assets		**(56)**	(71)	(126)
Sale of tangible fixed assets		**3**	-	7
Purchase of investments		**(3)**	(3)	(21)
Sale of investments		**-**	-	3
Capital expenditure and financial investment		**(56)**	(74)	(137)
Purchase of subsidiaries		**(87)**	(38)	(87)
Net cash acquired with subsidiaries		**1**	-	1
Purchase of joint ventures and associates		**(2)**	(9)	(40)
Sale of subsidiaries		**-**	8	3
Net cash disposed with subsidiaries		**-**	-	(1)
Sale of associates		**56**	921	920
Acquisitions and disposals		**(32)**	882	796
Equity dividends paid		**(113)**	(108)	(181)
Net cash (outflow) / inflow before management of liquid resources and financing		**(533)**	379	817
Liquid resources acquired		**(112)**	(82)	(65)
Collateral deposit (placed) / reclaimed		**-**	(29)	22
Management of liquid resources		**(112)**	(111)	(43)
Issue of equity share capital		**1**	1	6
Capital element of finance lease rentals		**(2)**	(2)	(5)
Loan facility advanced / (repaid)		**326**	(59)	(507)
Bonds advanced / (repaid)		**164**	(156)	(167)
Collateral deposit reimbursed		**45**	-	17
Net movement in other borrowings		**(5)**	7	(7)
Financing		**529**	(209)	(663)
(Decrease) / increase in cash in the period		**(116)**	59	111

Statement of Total Recognised Gains and Losses

for the six months ended 30 June 2003

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Loss for the financial period	**(160)**	(207)	(111)
Other net gains and losses recognised in reserves:			
Currency translation differences	**(29)**	(153)	(317)
Taxation on currency translation differences	**-**	-	5
Total recognised gains and losses relating to the period	**(189)**	(360)	(423)
Prior year adjustment – FRS 19	**-**	209	209
Total recognised gains and losses	**(189)**	(151)	(214)

Reconciliation of Movements in Equity Shareholders' Funds

for the six months ended 30 June 2003

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Loss for the financial period	**(160)**	(207)	(111)
Dividends on equity shares	**(74)**	(73)	(187)
	(234)	(280)	(298)
Currency translation differences (net of taxation)	**(29)**	(153)	(312)
Goodwill written back on sale of subsidiaries and associates	**-**	144	144
Shares issued	**1**	1	6
Replacement options granted on acquisition of subsidiary	**1**	-	1
Net movement for the period	**(261)**	(288)	(459)
Equity shareholders' funds at beginning of the period	**3,338**	3,797	3,797
Equity shareholders' funds at end of the period	**3,077**	3,509	3,338

Notes to the 2003 Results
for the six months ended 30 June 2003

1. Basis of preparation

The results for the six months ended 30 June 2003 have been prepared in accordance with the accounting policies set out in the 2002 Annual Report.

2a. Sector analysis – sales

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Pearson Education	**927**	1,049	2,756
FT Group	**370**	370	726
The Penguin Group	**368**	394	838
	1,665	1,813	4,320

2b. Sector analysis – operating (loss) / profit

2003 half year

all figures in £ millions	**Results from operations**	**Integration costs**	**Goodwill amortisation**	**Goodwill impairment**	**Operating loss**
Pearson Education	**(26)**	-	**(120)**	-	**(146)**
FT Group	**43**	-	**(18)**	-	**25**
The Penguin Group	**21**	-	**(10)**	-	**11**
Continuing operations	**38**	-	**(148)**	-	**(110)**
Discontinued operations	-	-	-	-	-
	38	-	**(148)**	-	**(110)**

2002 half year

all figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
Pearson Education	-	(3)	(126)	-	(129)
FT Group	38	-	(33)	(10)	(5)
The Penguin Group	38	(2)	(10)	-	26
Continuing operations	76	(5)	(169)	(10)	(108)
Discontinued operations	-	-	(3)	-	(3)
	76	(5)	(172)	(10)	(111)

2002 full year

all figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
Pearson Education	326	(7)	(244)	-	75
FT Group	80	-	(65)	(10)	5
The Penguin Group	87	(3)	(18)	-	66
Continuing operations	493	(10)	(327)	(10)	146
Discontinued operations	-	-	(3)	-	(3)
	493	(10)	(330)	(10)	143

2c. Sector analysis – joint ventures

Included in the analysis of operating (loss) / profit in note 2b are the following amounts in respect of joint ventures:

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Pearson Education	**-**	-	(1)
FT Group	**(4)**	(7)	(13)
The Penguin Group	**-**	-	1
	(4)	(7)	(13)

2d. Sector analysis - associates

Included in the analysis of operating (loss) / profit in note 2b are the following amounts in respect of associates:

2003 half year

all figures in £ millions	**Results from operations**	**Goodwill amortisation**	**Operating loss**
Pearson Education	**1**	**-**	**1**
FT Group	**6**	**(8)**	**(2)**
The Penguin Group	**-**	**-**	**-**
Continuing operations	**7**	**(8)**	**(1)**
Discontinued operations	**-**	**-**	**-**
	7	**(8)**	**(1)**

2002 half year

all figures in £ millions	Results from operations	Goodwill amortisation	Operating loss
Pearson Education	1	-	1
FT Group	1	(24)	(23)
The Penguin Group	-	-	-
Continuing operations	2	(24)	(22)
Discontinued operations	-	(3)	(3)
	2	(27)	(25)

2002 full year

all figures in £ millions	Results from operations	Goodwill amortisation	Operating loss
Pearson Education	3	(1)	2
FT Group	7	(44)	(37)
The Penguin Group	-	-	-
Continuing operations	10	(45)	(35)
Discontinued operations	-	(3)	(3)
	10	(48)	(38)

3. Profit / (loss) on sale of subsidiaries and associates

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Continuing operations:			
Loss on sale of Forum	-	-	(40)
Loss on sale of PH Direct	-	(10)	(8)
Net profit on sale of other subsidiaries and associates	**12**	-	3
Continuing operations	**12**	(10)	(45)
Profit on sale of RTL Group – discontinued operations	-	17	18
Profit / (loss) on sale of subsidiaries and associates	**12**	7	(27)
Taxation	**(11)**	(11)	(6)

4. Net finance costs

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Net interest payable	**(39)**	(50)	(94)
Early repayment of debt and termination of swap contracts	-	(37)	(37)
Net finance costs	**(39)**	(87)	(131)

5. (Loss) / profit before taxation

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Loss before taxation	**(138)**	(188)	(25)
Goodwill amortisation	**148**	172	330
Goodwill impairment	**-**	10	10
Integration costs	**-**	5	10
Non operating items	**(11)**	(10)	37
Early repayment of debt and termination of swap contracts	**-**	37	37
(Loss) / profit before taxation (before goodwill amortisation and other items)	**(1)**	26	399

6. (Loss) / earnings per share

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures are in £ millions	**2003 half year**	2002 half year	2002 full year
Loss for the financial period	**(160)**	(207)	(111)
Adjustments:			
- Non operating items	**(11)**	(10)	37
- Integration costs	**-**	5	10
- *Goodwill amortisation*	**148**	172	330
- Goodwill impairment	**-**	10	10
- Early repayment of debt and termination of swap contracts	**-**	37	37
Taxation on above items	**9**	(3)	(67)
Minority interest share of above items	**(4)**	-	(5)
Adjusted (loss) / earnings	**(18)**	4	241
Weighted average number of shares (millions)			
- for earnings and adjusted earnings	**797.1**	795.9	796.3
Effect of dilutive share options	**-**	-	-
Weighted average number of shares (millions)			
- for diluted loss	**797.1**	795.9	796.3
Adjusted (loss) / earnings per share	**(2.3)p**	0.5p	30.3p
Loss per share	**(20.1)p**	(26.0)p	(13.9)p

Where the Group has made a loss for the financial period, after taking into account goodwill amortisation, the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

7. Taxation

The tax rate provided in the profit and loss account is analysed as follows:

all figures in percentages	**2003 half year**	2002 half year	2002 full year
UK tax rate	**30.0**	30.0	30.0
Effect of overseas tax rates	**4.0**	4.8	2.8
Other items	**-**	(0.8)	-
Tax rate reflected in adjusted (loss) / earnings	**34.0**	34.0	32.8

The taxation charge is analysed as:

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Parent and subsidiaries	**(7)**	(4)	(60)
Joint ventures and associates	**(2)**	(2)	(4)
	(9)	(6)	(64)

8. Dividends

The directors have declared an interim dividend of 9.4p per equity share, payable on 26 September 2003 to shareholders on the register at the close of business on 8 August 2003.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2003 half year	2002 half year	2002 full year
Average for operating profits	**1.61**	1.45	1.51
Period end rate	**1.65**	1.52	1.61

10. Note to consolidated statement of cash flows

all figures in £ millions	**2003 half year**	2002 half year	2002 full year
Reconciliation of operating (loss) / profit to net cash (outflow) / inflow from operating activities			
Total operating (loss) / profit	**(110)**	(111)	143
Share of operating loss of joint ventures and associates	**5**	32	51
Depreciation charges	**56**	63	122
Subsidiary goodwill amortisation and impairment	**140**	155	292
(Increase) / decrease in stocks	**(68)**	(27)	43
Increase in debtors	**(137)**	(94)	(111)
(Decrease) / increase in creditors	**(165)**	(156)	64
Decrease in operating provisions	**(14)**	(51)	(50)
Other and non-cash items	**-**	(4)	(25)
Net cash (outflow) / inflow from operating activities	**(293)**	(193)	529
Dividends from joint ventures and associates	**1**	1	6
Purchase of tangible fixed assets	**(56)**	(71)	(126)
Capital element of finance lease rentals	**(2)**	(2)	(5)
Proceeds from sale of tangible fixed assets	**3**	-	7
Add back: Non operating expenditure on fixed assets	**3**	4	-
Add back: Cash spent against integration and fair value provisions	**6**	32	44
Pearson operating cashflow	**(338)**	(229)	455
Operating tax paid	**(1)**	(19)	(46)
Operating finance charges	**(36)**	(56)	(104)
Operating free cashflow	**(375)**	(304)	305
Non operating tax paid	**-**	(16)	(9)
Non operating finance charges	**-**	(37)	(37)
Integration and fair value spend	**(6)**	(32)	(44)
Total free cashflow	**(381)**	(389)	215
Dividends paid (including minorities)	**(115)**	(109)	(182)
Net movement of funds from operations	**(496)**	(498)	33
Acquisitions of businesses and investments	**(59)**	(50)	(124)
Disposals of businesses, investments and property	**51**	930	930
New equity	**1**	1	6
Other non operating items	**-**	(5)	(5)
Net movement of funds	**(503)**	378	840
Exchange movements on net debt	**14**	44	131
Total movement in net debt	**(489)**	422	971